April 2008 Pricing Sheet dated April 23, 2008 relating to Preliminary Terms No. 578 dated March 24, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
PLUS based on the Dow Jones Industrial AverageSM due May 20, 2009
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – APRIL 23, 2008
Issuer:	Morgan Stanley
Maturity date:	May 20, 2009
Underlying index:	Dow Jones Industrial AverageSM
Aggregate principal amount:	$14,830,000
Payment at maturity:	If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x (final index value / initial index value)
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	12,763.22, the index closing value of the Dow Jones Industrial Average on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	May 18, 2009, subject to adjustment for certain market disruption events
Leverage factor:	300%
Maximum payment at maturity:	$11.75 (117.5% of the stated principal amount)
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and Issue Price” below)
Pricing date:	April 23, 2008
Original issue date:	April 30, 2008 (5 business days after the pricing date)
CUSIP:	617480157
Listing:
The PLUS have been approved for listing on the American Stock Exchange LLC under the ticker symbol “DCV,” subject to official notice of issuance.  It is not possible to predict whether any secondary market for the PLUS will develop.

Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS	$10	$0.15	$9.85
Total	$14,830,000	$222,450	$14,607,550

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per PLUS.  Please see “Syndicate Information” on page 6 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

“Dow Jones Industrial AverageSM,” “Dow JonesSM,” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., and Dow Jones & Company, Inc. makes no representation regarding the advisability of investing in the PLUS.

You should read this document together with the PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 578 dated March 24, 2008
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.